Proposed Final Version



		   PLAN SUPPORT AGREEMENT


     Agreement (together with the Exhibits and Schedules hereto, this "Agreement"), dated as of Abril 30, 2004, by and among Corporacion Durango, S.A. de C.V. ("Corporacion Durango," or the "Company"), the Note Guarantors set forth on the signature pages hereto (the "Note Guarantors"), Banco Nacional de Mexico, Sociedad Anonima, Integrante del Grupo Financiero Banamex, Bank of America, N.A., JPMorgan Chase Bank, and California Commerce Bank (collectively, the "Bank Lenders"), and the holders of the Company's (i) 13 1/8% Senior Notes due 2006; (ii) 13 1/2% Senior Notes due 2008; and/or (iii) 13 3/4% Senior Notes due 2009 (collectively, the "Existing Notes") whose names appear on the signature pages hereto (collectively, the "Initial Signatory Noteholders"), and other holders of Existing Notes who from time to time become bound by this Agreement (collectively, together with the Initial Signatory Noteholders, the "Noteholders", and, together with the Bank Lenders, the "Supporting Creditors"). Corporacion Durango's obligations to each of the Bank Lenders are referred to herein collectively as the "Existing Bank Debt" Corporacion Durango, the Note Guarantors, the Bank Lenders, and the Noteholders are referred to herein collectively as the "Parties"

     WHEREAS, the Parties have agreed to the Term Sheet attached hereto as Exhibit A (the "Term Sheet") which provides for a restructuring of the Company's capital structure (the
"Restructuring"); and

     WHEREAS, the Term Sheet provides that the Restructuring may be implemented through a cash tender offer, an exchange of the Existing Notes for the New Notes and a restructuring of the Existing Bank Debt (collectively, the "Exchange Offer") made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), Section 4(2) of the Securities Act, or any other applicable exemption therefrom; and

     WHEREAS, the Term Sheet provides that if the Exchange Offer is not consummated but certain other conditions are met, the Parties will implement the Restructuring through the prosecution and confirmation of a plan of reorganization under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") containing terms substantially identical to those set forth in the Term Sheet (the "Plan") provided that the Company obtains the votes necessary under the Bankruptcy Code to confirm the Plan.

     NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereby agrees as follows:


1.   Initial Signatories.   It shall be a condition to the
effectiveness of this Agreement that each of the Initial
Signatory Noteholders, each Bank Lender, the Company and the Note
Guarantors shall have entered into this Agreement.


2. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Term Sheet.


3. Pursue Restructuring. The Company and each of the Note Guarantors shall use commercially reasonable efforts to effectuate the Restructuring, including commencing and completing the Exchange Offer within the times set forth on Schedule 1. If the Exchange Offer is not accepted by the holders of 97% in aggregate principal amount of the Unsecured Debt, but is accepted by a sufficient number and amount of Senior Unsecured Creditors to constitute an impaired accepting class or classes pursuant to applicable provisions of the Bankruptcy Code, the Company will file a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code (the "Chapter 11 Case") to implement the Restructuring, use commercially reasonable efforts to obtain approval of a disclosure statement and other solicitation materials in respect of the Plan (collectively, the "Disclosure Statement"), support the Plan, obtain confirmation of the Plan and consummate the Plan promptly after confirmation. The Chapter 11 Case, if filed, will be filed before a United States Bankruptcy Court of appropriate venue under section 1408 of title 28 of the United States Code that is acceptable to counsel for Corporacion Durango, counsel for the Bank Lenders, and counsel for the Initial Signatory Noteholders (the "Bankruptcy Court").


4. Cooperation and Support. Each of the Parties covenants and agrees to negotiate in good faith to arrive at mutually agreeable definitive documents to implement the Restructuring within the time frame set forth on Schedule 1. The Supporting Creditors shall have the opportunity to review drafts of each Exchange Offer document, and the Plan and Disclosure Statement, as the case may be, prior to its release to the public. Each of such documents shall be subject to each Supporting Creditor's approval, which will not be unreasonably withheld or delayed so long as it is (i) consistent in all material respects with, and at least as favorable to the Supporting Creditor in all material respects as, the Term Sheet and (ii) consistent in all material respects with the information previously provided to the Supporting Creditors. So long as this Agreement remains in effect with respect to a particular Supporting Creditor, and except as may otherwise be provided below, such Supporting Creditor shall:

(a) so long as such Supporting Creditor shall have approved the Exchange Offer documents or the Plan and Disclosure Statement, as the case may be, submit its Existing Bank Debt or Existing Notes, as the case may be, for purchase, restructure or exchange, and otherwise participate in the Exchange Offer;

(b) so long as such Supporting Creditor shall have approved the Exchange Offer documents or the Plan and Disclosure Statement, as the case may be, to the extent its claim (as such term is defined under section 101 of the Bankruptcy Code, "Claim") is impaired, in connection with any solicitation of votes by the Company with respect to the Plan, timely vote all of its Holdings (as such term is defined hereinafter) to accept the Plan by delivering its duly executed and completed ballot accepting the Plan, and not change, revoke or withdraw (or cause to be changed, revoked or withdrawn) such vote(s), except as permitted by the terms of this Agreement;

(c) support the Plan and not (i) object to the Disclosure Statement or Plan or support any such objection by any third party, or otherwise commence any proceeding or take any action to oppose or alter the Disclosure Statement or Plan or (ii) propose, file, support or vote for any restructuring, workout, or plan of reorganization for the Company other than the Plan;

(d) vote against any restructuring, workout or plan of reorganization relating to the Company other than the Plan; and

(e) not (nor will it encourage any other person to), directly or indirectly, delay, interfere, impede, or take any other action that could reasonably be expected to delay, interfere or impede, or that is inconsistent in any respect with, acceptance, confirmation or implementation of the Plan;

provided, however, that each Supporting Creditor may raise and be heard on any issue arising in the Chapter 11 Case so long as it is not attempting to oppose or alter the Plan or the Disclosure Statement approved by it. A Supporting Creditor may, but shall not be required to, use commercially reasonable efforts to obtain the joinder of other creditors to this Agreement or an agreement substantially similar to this Agreement.


5.   Holdings and Transfers.

(a) Each Supporting Creditor severally represents and warrants to the Company that it is the beneficial owner, owner of record with the power to bind the beneficial holder and/or the investment advisor or manager on behalf of the beneficial owner, of Existing Bank Debt or Existing Notes, as the case may be, of the issues and in the principal amounts (i) in the case of a Bank Lender, set forth on such Supporting Creditor's signature page and (ii) in the case of a Noteholder, disclosed to U.S. counsel to the Ad Hoc Bondholders Committee, Bingham McCutchen LLP ("Bingham"), in the manner described in the following sentence (collectively, the "Holdings") and has the power to vote and dispose of the Holdings in accordance with this Agreement on behalf of such beneficial owners, and that the amount of the Holdings constitutes the principal amount of all of such Supporting Creditor's unsecured Claims against the Company at the time this Agreement becomes effective. Notwithstanding anything in this section to the contrary, each Noteholder shall only be required to disclose its Holdings to Bingham. Bingham shall, on the date of the execution and delivery of this Agreement by the Initial Signatory Noteholders, certify in writing to the Company (with a copy to counsel for the Bank Lenders) the aggregate Holdings of the Initial Signatory Noteholders as certified to Bingham by such Initial Signatory Noteholders.

(b) Each Supporting Creditor severally agrees that it will not sell, pledge, assign, hypothecate, or otherwise transfer any Holdings, and any such attempted sale, pledge, assignment, hypothecation, or other transfer shall be void and without effect, unless the transferee executes and there is delivered to the Company and to the other notice parties listed in Section 19 hereof, a written undertaking (in the form of the Transferee Signature Page attached hereto as Schedule 2) agreeing to become a party to this Agreement other than Section 11 (Appointment to a Creditors' Committee; Absolute Discretion to Exercise Fiduciary Responsibilities) with respect to the Holdings being transferred (but not any Claims against the Company previously owned or thereafter acquired), and such transferee (hereinafter a "Transferee") shall thereupon be deemed to be a Supporting Creditor with respect to the amount of such transferred Holdings for purposes of this Agreement, other than Section 11 hereof, and the transferor shall no longer be a Supporting Creditor with respect to such transferred Holdings. The Company hereby agrees that any Transferee executing such an undertaking shall be entitled to the benefits of this Agreement.

(c) This Agreement shall in no way be construed to preclude a Supporting Creditor from acquiring additional Existing Bank Debt, Existing Notes or other Claims against the Company, provided that such Supporting Creditor (other than a Transferee) shall vote, and take such other actions in respect of, such additional Existing Bank Debt, Existing Notes or other Claims as is provided for herein.


6. Additional Conditions Precedent. The following shall be additional conditions to the effectiveness of this Agreement:

(a) The Company shall have filed a Form 6-K with the Securities and Exchange Commission attaching a copy of the Term Sheet and this Agreement.

(b) Each of the Note Guarantors shall have entered into one or more agreements whereby it jointly and severally agrees to pay the fees and expenses of the professional advisors to the Bank Lenders and the Ad Hoc Bondholders Committee, whether incurred before or after the filing of the Chapter 11 Case. Such agreements shall be on terms substantially identical to the terms of the existing fee agreements between the Company and such professionals.


7. Termination. This Agreement shall terminate as to a Supporting Creditor and any acceptances or votes in favor of the Restructuring by such Creditor shall be null and void (i) prior to the filing of the Chapter 11 Case, if any of the events set forth in the following paragraph (a "Termination Event") occurs and is not cured (which, in the case of a Milestone (as defined below), shall mean that the Company fulfills the condition(s) contemplated by a Milestone notwithstanding the date of such Milestone) prior to the time such Supporting Creditor sends a written notice (a "Notice of Termination") to the Company terminating its participation in this Agreement, or (ii) after the filing of the Chapter 11 Case, automatically, without notice, hearing, or order of the applicable bankruptcy court if any Termination Event occurs, unless waived by each Supporting Creditor within three (3) business days thereafter (or, in the case of the Termination Event described in Section 7(g) hereof, fifteen (15) business days thereafter). The Supporting Creditor shall send a copy of its Notice of Termination in accordance with
Section 19 hereof, but its termination shall be effective notwithstanding any failure to send such notice. Promptly after the filing of the Chapter 11 Case, the Company will apply to the Bankruptcy Court for an order (in a form approved by the Supporting Creditors) under Section 365 of the Bankruptcy Code and/or Federal Rule of Bankruptcy Procedure 3018 (the "Post-Petition Termination Order") providing that, if any Termination Event occurs, each Supporting Creditor, in its sole and absolute discretion and without limiting any of its other rights, may send a Notice of Termination (without the requirement or need for a hearing or court order) terminating this Agreement and changing or withdrawing any votes previously cast by it in favor of the Plan. The Supporting Creditors will support such application.
If the Bankruptcy Court enters the Post-Petition Termination Order, this Agreement shall no longer terminate automatically upon the occurrence of a Termination Event, but rather a Supporting Creditor shall be required to send a Notice of Termination as contemplated by clause (i) of this paragraph.

The following shall constitute Termination Events:

(a) A condition set forth on Schedule 1 hereto (each, a "Milestone") shall not have been satisfied on or before the date set forth for such condition on such schedule; or

(b) the Exchange Offer, the Plan or the Disclosure Statement shall be amended, modified or supplemented from the form approved pursuant to Section 4 hereof (i) in any respect such that the Exchange Offer or the Plan and Disclosure Statement is materially inconsistent with the Term Sheet without having first obtained the consent of such Supporting Creditor, or (ii) in any other respect without the consent of Bingham and Mayer, Brown, Rowe & Maw LLP; or

(c) Supporting Creditors holding 66 2/3% or more of the aggregate principal amount of all Claims subject to Plan Support
Agreements on the date hereof shall have delivered Notices of Termination; or

(d) The Company or any of the Note Guarantors shall institute an insolvency proceeding under U.S., Mexican (including a concurso mercantil proceeding), or other bankruptcy, insolvency, or similar law (other than the initial filing of the Company's Chapter 11 Case), or allow the Chapter 11 Case to be dismissed or become ancillary to another insolvency proceeding pursuant to
Section 304 of the Bankruptcy Code; or the Chapter 11 Case shall be converted to one under chapter 7 of the Bankruptcy Code; or a declaration of concurso shall have been entered in an involuntary concurso mercantil proceeding commenced against the Company or any Note Guarantor; or

(e) The Company or the members of the Note Guarantor Group shall have failed to pay any fees and disbursements of Bingham, Canales y Socios, Asesoria Juridica, Capstone Corporate Recovery, LLC, Mayer, Brown, Rowe & Maw LLP, or Martinez Algaba Estrella de Haro y Galvan Duque, as advisors to the Supporting Creditors, within seven (7) days of having been given written notice by such party (including, without limitation, notice by electronic mail) that an invoice is past due. If any portion of such fees and expenses is disputed by the Company in good faith, the Company need not pay the disputed portion if (i) the Company timely pays that portion of fees and expenses not subject to dispute, and (ii) the relevant parties promptly proceed in good faith to resolve such dispute within fifteen (15) days; or

(f) The Company or one or more Note Guarantors shall have expressed in writing or by public press release or SEC filing its intention not to pursue the Restructuring; or

(g) The business, properties, assets or financial condition of the Company and the Note Guarantors (taken as a whole) shall have been materially and adversely affected since the date of this Agreement by reason of any act of God, war, civil disturbance, terrorism, earthquake, flood, fire, other casualty event, expropriation or nationalization; or

(h) The claims alleged against the Company (including any Note Guarantor) by The Official Committee of Unsecured Creditors of Durango-Georgia Paper Company, Durango-Georgia Converting Corp., and Durango-Georgia Converting LLC in the Name of and Behalf of the Bankruptcy Estates of Durango-Georgia Paper Company, Durango-Georgia Converting Corp, and Durango-Georgia Converting, LLC in its Complaint filed on April 2 2004, in Adversary Proceeding No. 04-2070 (arising in or related to Bankruptcy Case No. 02-21669) before the United States Bankruptcy Court for the Southern District of Georgia, Brunswick Division, are settled, resolved, dismissed or treated in any manner, including, without limitation, under a plan of reorganization, which in any case contemplates the payment or delivery of money, property, securities, or the incurrence of any other obligation of either the Company or any Note Guarantor, without the prior written consent of each Supporting Creditor; or

(i) The Company or one or more of the Note Guarantors shall take any action which is materially inconsistent with the implementation of the Restructuring.


8.   Representations and Warranties.  Each Supporting Creditor
(severally), the Company and each Note Guarantor hereby represents and warrants to the other that:

(a) It has the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

(b) The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other organizational action on its part;

(c) The execution, delivery, and performance by it of this Agreement does not and shall not (i) violate any provision of law, rule, or regulation applicable to it or any of its affiliates, or its certificate of incorporation or bylaws or other organizational documents or those of any of its affiliates, or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its affiliates is a party;

(d) The execution, delivery, and performance by it of this Agreement does not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with any federal, state, or other governmental authority or regulatory body;

(e) This Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors' rights generally, or by equitable principles relating to enforceability;

(f) Each Supporting Creditor severally represents and warrants that (i) it is an "accredited investor" within the meaning of Rule 501 of the Securities and Exchange Commission under the Securities Act, with sufficient knowledge and experience to evaluate properly the terms and conditions of the Term Sheet and this Agreement, and has been afforded the opportunity to discuss the Term Sheet and other information concerning the Company with the Company's representatives, and to consult with its legal and financial advisors with respect to its investment decision to execute this Agreement, and (ii) it has made its own analysis and decision to enter into this Agreement and otherwise investigated this matter to its full satisfaction and will not seek rescission or revocation of this Agreement; and

(g) The Company and each of the Note Guarantors represents and warrants that (i) it has been advised by professionals of international standing and experience in transactions of this nature, and has been afforded the opportunity to discuss and evaluate the terms and conditions of the Term Sheet and this Agreement, and to consult with its legal and financial advisors with respect to its decision to execute this Agreement, and (ii) it has made its own analysis and decision to enter into this Agreement and otherwise investigated this matter to its full satisfaction and will not seek rescission or revocation of this Agreement.


9.   Specific Performance.   It is understood and agreed by each
of the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for such breach.


10. Material Non-Public Information. If at any time after satisfaction of the condition set forth in Section 6(a), the Company or any Note Guarantor proposes to provide any Supporting Creditor with material information concerning the Company which is not available to the public, the Company or such Note Guarantor shall first inform such Supporting Creditor of such fact and give it the option to decline to receive such information.


11. Appointment to a Creditors' Committee; Absolute Discretion to Exercise Fiduciary Responsibilities. If the Chapter 11 Case is filed, the Company shall request that the Bankruptcy Court and/or office of the U.S. Trustee (i) not appoint any official committees in the Chapter 11 Case (including any committee provided for under section 1102 of the Bankruptcy Code, a "Creditors' Committee"); or, in the alternative, (ii) delay the appointment of any such committees pending consideration of approval of the Disclosure Statement. If a Creditors' Committee is nevertheless appointed in the Chapter 11 Case, each Supporting Creditor will endeavor to obtain appointment to the Creditors' Committee by taking actions, including without limitation, timely completing and submitting its assent to any solicitation to participate on a committee that may be provided by the Office of the United States Trustee for the district in which the Bankruptcy Court sits, and attending by any allowed means, including telephone or through counsel, any committee formation meeting that may be scheduled in the Chapter 11 Case and, at such meeting, expressing its interest in participating on the Creditors' Committee.

Anything else in this Agreement to the contrary notwithstanding, if a Supporting Creditor is appointed to and serves on a Creditors' Committee, the terms of this Agreement shall not be construed to limit such party's exercise, in its sole discretion, of its fiduciary duties to any person arising from its service on such committee, and any exercise of such fiduciary duties shall not be deemed to constitute a breach of the terms of this Agreement.


12. Indemnification of Supporting Creditors. The Company and each of the Note Guarantors shall, jointly and severally, indemnify each of the Indemnified Parties and hold them harmless from and against any and all claims, liabilities, actions, suits, damages, fines, and judgments (including the current payment of legal fees and expenses) directly or indirectly resulting from, arising out of, or in any way connected with (a) such Supporting Creditor's entering into this Agreement or (b) any action taken by such Supporting Creditor in good faith which is in furtherance of the Restructuring or required by this Agreement, including any action permitted by the final sentence of Section 4 hereof. An Indemnified Party shall promptly notify the Company and each of the Note Guarantors in writing of any claim made against it which falls within the scope of this indemnity, and the Company and each of the Note Guarantors shall assume the defense of such claim, including, without limitation, the employment of counsel satisfactory to the Company and the Note Guarantors, at its expense. Each Indemnified Party shall have the right to employ separate counsel in any such claim, action or proceeding and to consult with the Company in the defense thereof, and the fees and expenses of such counsel shall be paid by the Company unless the Company shall have assumed the defense of such claim, action or proceeding. The Company or any of the Note Guarantors shall not effect any settlement of any such claim unless such settlement contains a full and unconditional release of the Indemnified Party. As used in this Section "Indemnified Party" shall mean any one or more of the Supporting Creditors or their officers, directors, employees, agents, representatives, advisors, attorneys, successors or assigns.


13. Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement is intended to bind and inure to the benefit of each of the Parties and each of their respective successors, assigns, heirs, executors, administrators, and representatives.


14. No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary of this Agreement.


15. Prior Agreements. This Agreement supersedes all prior negotiations and agreements among the Parties with respect to the matters set forth herein.


16. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law of the State of New
York.


17. Venue. By execution and delivery of this Agreement, each of the Parties irrevocably and unconditionally agrees that any legal action, suit, or proceeding with respect to any matter under or arising out of or in connection with this Agreement, or for recognition or enforcement of any judgment rendered in any such action, suit, or proceeding, shall be brought (a) in the Bankruptcy Court if the Chapter 11 Case has been commenced, or
(b) in a court of competent jurisdiction located in the City of New York if the Chapter 11 Case has not been commenced. Each Party irrevocably waives any objection it may have to the venue of any action, suit, or proceeding brought in such court or to the convenience of the forum.


18. Personal Jurisdiction. By execution and delivery of this Agreement, each of the Parties irrevocably and unconditionally submits to the personal jurisdiction of (a) the Bankruptcy Court if the Chapter 11 Case has been commenced, or (b) a court of competent jurisdiction located in the City of New York if the Chapter 11 Case has not been commenced, for purposes of any action, suit or proceeding arising out of or relating to this Agreement.


19. Notices. All notices (including, without limitation, any Notice of Termination) and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, messenger, or facsimile to the following addresses, or such other addresses as may be furnished hereafter by notice in writing:


     (a)  if to Corporacion Durango or any of the Note Guarantors:

          Corporacion Durango,
          S.A. de C.V. Potasio
          No. 150
          Cd. Industrial Durango
          C.P. 34220, Durango,
          Mexico Attention:
          Mayela Rincon
          Facsimile:     011-52-
          18-14-1423

          With a copy to counsel for Corporacion Durango:

          White & Case LLP

          Wachovia Financial Center,
          Suite 4900
          200 South Biscayne
          Boulevard
          Miami, Florida 33131-2352
          Attention:     Emilio
          Alvarez-Farre
          Facsimile:     (305) 358-
          5744

          if to a Noteholder, to counsel for the Noteholders:

          Bingham McCutchen LLP

          One State Street
          Hartford Connecticut 06103-
          3178
          Attention:     Michael J.
          Reilly;   William E.
          Kelly; and     William F.
          Govier
          Facsimile:     (860) 240-
          2800

          if to a Bank Lender, to counsel for the Bank Lenders:

          Mayer, Brown, Rowe & Maw LLP

          1675 Broadway
          New York, NY  10019-5820
          Attention:     David K. Duffee
          Facsimile:     (212) 849-5630


20. Headings. The section headings of this Agreement are for convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement.


21. Amendments. The Parties acknowledge and agree that the exact scheduling of the Milestones as set forth on Schedule 1 is a material inducement for the Supporting Creditors to enter into this Agreement, and that no grace periods are intended. Accordingly, no waiver, extension or modification of any such Milestone may be effectuated except in accordance with this Section. This Agreement may not be modified, amended, or supplemented, and no provision hereof waived, as to any Supporting Creditor except in a writing signed by the Company and such Supporting Creditor.


22. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by facsimile shall be effective as delivery of a manually executed signature page of this Agreement.


23. No Waiver of Participation and Reservation of Rights. Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of any Supporting Creditor to protect and preserve its rights, remedies and interests, including, without limitation, its Claims against Corporacion Durango or any of the Note Guarantors or its full participation in any bankruptcy case filed by Corporacion Durango, or any of its affiliates and subsidiaries, including, without limitation, the Chapter 11 Case. The Parties fully reserve any and all of their rights in the event the transactions contemplated by this Agreement or in the Plan are not consummated or this Agreement is terminated.


24. Interpretation. This Agreement is the product of negotiations among the Supporting Creditors and the Company, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.


25. Acknowledgement. This Agreement is not and shall not be deemed to be a solicitation of votes for the acceptance of the Plan. Each Supporting Creditor's vote will not be solicited until such Supporting Creditor has been provided a Disclosure Statement.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, as of the date first written above.


                                        THE COMPANY

                                        Corporacion Durango,
                                        S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        THE NOTE GUARANTORS

                                        Empaques de Carton Titan,
                                        S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Compania Papelera de
                                        Atenquique, S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Ponderosa Industrial de
                                        Mexico, S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Industrias Centauro, S.A.
                                        de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Envases y Empaques de
                                        Mexico, S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Cartonpak, S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer


                                        Administracion
                                        Corporativa de Durango,
                                        S.A. de C.V.

                                        By:  /s/ Mayela R. de Velasco
					------------------------------
                                        Name: Mayela R. de Velasco
                                        Title: Chief Financial Officer



                                        THE NOTEHOLDERS


                                        John Hancock Funds

                                       	By: /s/ Howard C. Greene
					-----------------------------
					Name: Howard C. Greene
					Title: Senior Vice President


                                        John Hancock Life
                                        Insurance Company

                                       	By: /s/ Marlene J. DeLeon
					-----------------------------
					Name: Marlene J. DeLeon
					Title: Managing Director


                                        Federated Global
                                        Investment Management
                                        Corp.

                                       	By: /s/ Roberto Sanchez -Dahl
					-----------------------------
					Name: Roberto Sanchez -Dahl
					Title: Portfolio Manager


                                        Marathon Special
                                        Opportunity Master Fund
                                        LTD.

                                       	By: /s/ Michael Layden
					-----------------------------
					Name: Michael Layden
					Title:


                                        Marathon Master Fund
                                        LTD.

                                       	By: /s/ Michael Layden
					-----------------------------
					Name: Michael Layden
					Title:


                                        Gramercy Advisors LLC

                                       	By: /s/ Robert Koenigsberger
					-----------------------------
					Name: Robert Koenigsberger
					Title: Co-Managing Partner


                                        Provident Life and
                                        Accident Insurance
                                        Company

                                        By: Provident Investment
                                          Management, LLC, its
                                          agent

                                          By: /s/ Ben S. Miller
					  --------------------------
                                          Name: Ben S. Miller
                                          Title: Vice-President

                                        Unum Life Insurance
                                        Company of America

                                        By: Provident Investment
                                          Management, LLC, its
                                          agent

                                          By: /s/ Ben S. Miller
					  --------------------------
     					  Name: Ben S. Miller
                                          Title: Vice-President







Address for Notices                 	 Banco Nacional de Mexico,
                                         S.A. Integrante del Grupo
Prol. Paseo de la Reforma # 490          Financiero Banamex
Torre B, Planta Baja
Col. Santa Fe                            By: /s/ Jose Luis Michel
Mexico, D.F.                             -----------------------------
C.P. 01210                               Name: Jose Luis Michel
Atn: Jose Luis Michel / Roberto Glenn    Title:


Existing Bank Debt

Credit Agreement        $5,100,000.00
Credit Agreement        $75,335,634.36
Total               	$80,435,634.36



Address for Notices                      Bank of America, N.A.

Orlando J. Loera                         By: /s/ Javier Orozco
Paseo de la Reforma 265 Piso 22          -----------------------------
Mexico City, CP 06500 D.F. Mexico        Name:  Javier Orozco
Phone: 5255 5230 6499                    Title:
Fax: 5255 5230 6383
orlando.loera@bankofamerica.com

Javier Orozco
Paseo de la Reforma 265 Piso 22
Mexico City, CP 06500 D.F. Mexico
Phone: 5255 5230 6487
Fax: 5255 5230 6383
javier.orozco@bankofamerica.com

Julia del Rio
1850 GATEWAY BLVD
CONCORD CA 94520-3282
Phone: 925 675 8019
Fax: 925 675 8051
Email:
julia.del_rio@bankofamerica.com


Existing Bank Debt

Durango Georgia     $17,000,000
Credit Agreement    $2,000,000
Total               $19,000,000


Address for Notices:                     JP Morgan Chase Bank

277 Park Avenue, 2nd Floor               By: /s/ Manochere Alamgir
New York,  NY 10172                      -----------------------------
Attn: Indirah Toovey                     Name: Manochere Alamgir
                                         Title: Vice-president


Existing Bank Debt

Letter of Credit         $4,985,268
Credit Agreement         $8,000,000
Total               	 $12,958,268


Address for Notices                      California Commerce Bank

2029 Century Park east 42nd. Floor       By: /s/
Los Angeles, California, 90067           -----------------------------
                                         Name: Jorge A. Figueroa
                                         Title: Senior Vice-president


Existing Bank Debt

Credit Agreement         $12,500,000
Credit Agreement         $11,680,000
Total                    $24,180,000





            Schedule 1 to the Plan Support Agreement
                           Milestones

             Date                             Event

April 30, 2004                   The credit agreement,
                                 indentures and other documents
                                 evidencing or governing the New
                                 Notes shall be substantially
                                 complete and agreed upon by the
                                 Company, the Initial Signatory
                                 Noteholders, and the Bank
                                 Lenders.

April 30, 2004.                  The Disclosure Statement and
                                 all other Exchange Offer and
                                 Tender Offer documentation
                                 shall be substantially complete
                                 and agreed upon by the Company,
                                 the Initial Signatory
                                 Noteholders, and the Bank
                                 Lenders.

May 14, 2004  (Non-binding       Corporacion Durango shall have
Target Date May 7).              commenced the Exchange Offer.

June 25, 2004  (Non-binding      Exchange Offer completed.
Target Date June 14)

July 1, 2004                     Provide to each Initial
                                 Signatory Noteholder and each
                                 Bank Lender draft copies of all
                                 pleadings proposed to be filed
                                 on the first day of the Chapter
                                 11 Case, including
                                 applications, motions, and
                                 proposed orders (including
                                 motion and proposed Post-
                                 Petition Termination Order).

July 2, 2004                     Chapter 11 filed, if necessary;
                                 first day motions filed
                                 (including motion for the
                                 approval of the Post-Petition
                                 Termination Order); Disclosure
                                 Statement filed for approval by
                                 Bankruptcy Court; Disclosure
                                 Statement posted on Company
                                 website; Press release issued
                                 by Company indicating that
                                 Disclosure Statement is filed
                                 with Bankruptcy Court and
                                 available on Company website.

July 9, 2004                     The Company shall have filed a
                                 motion for the approval of a
                                 Scheduling Order that would
                                 schedule court hearings on the
                                 adequacy of the Disclosure
                                 Statement and the confirmation
                                 of the Plan on dates consistent
                                 with this Schedule.

August 6, 2004.   (Non-binding   The aforementioned Scheduling
Target Date July 16)             Order shall have been entered.

November 23, 2004.   (Non-       Plan confirmation.
binding Target Date November
15)



	   Schedule 2 to the Plan Support Agreement
                    Transferee Signature Page

By signing in the space provided below and returning a copy of this Transferee Signature Page to the Company and to the other notice parties listed in Section 19 of the Plan Support Agreement, the undersigned, as Transferee, (a) represents and warrants that it has received (i) the Plan Support Agreement (attached as Exhibit A), (ii) the Term Sheet (attached hereto as Exhibit B), (iii) that certain side letter, dated ______________, 2004, (the "Chapter 11 Venue Side Letter" attached hereto as Exhibit C), and (iv) that certain side letter, dated ______________, 2004, (the "Financial Reporting Side Letter" attached hereto as Exhibit D); (b) indicates its agreement to be bound by (i) the Plan Support Agreement (other than with respect to Section 11 thereof (Appointment to a Creditors' Committee; Absolute Discretion to Exercise Fiduciary Responsibilities)),
(ii) the Term Sheet, (iii) the Chapter 11 Venue Side Letter, and
(iv) the Financial Reporting Side Letter, with respect to the Holdings being transferred (but not any Claims against the Company previously owned by the Transferee or thereafter acquired by the Transferee). Capitalized terms used in this Transferee Signature Page and not defined herein shall have the meanings ascribed to them in the Plan Support Agreement, including by reference therein.

It is a precondition to any transfer of Holdings that an executed Transferee Signature Page be delivered to the Company. Delivery of an executed Transferee Signature Page by facsimile to the Company shall be effective for such delivery. Upon receipt by the Company of an executed Transferee Signature Page, the undersigned Transferee shall thereupon be deemed to be a Supporting Creditor with respect to the amount of such transferred Holdings for purposes of the Plan Support Agreement (other than Section 11 thereof), and the undersigned transferor shall no longer be a Supporting Creditor with respect to such transferred Holdings.


ACCEPTED AND AGREED

[NAME OF TRANSFEREE]


By:_____________________________
     Name:
     Title:

ACCEPTED AND AGREED

[NAME OF TRANSFEROR]


By:_____________________________
     Name:
     Title:





           Exhibit A to the Transferee Signature Page
                     Plan Support Agreement


           Exhibit B to the Transferee Signature Page
                           Term Sheet

           Exhibit C to the Transferee Signature Page
                  Chapter 11 Venue Side Letter


           Exhibit D to the Transferee Signature Page
                 Financial Reporting Side Letter


             Exhibit A to the Plan Support Agreement
                           Term Sheet